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                                                             EXHIBIT 20.2
                              [LETTERHEAD LOGOS]
RIDDELL SPORTS INC.
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900 THIRD AVENUE, 27TH FLOOR, NEW YORK, NEW YORK 10022     (212) 826-4300
                                                     FAX:  (212) 826-5006
                                               Contact:  David Groelinger
                                                  Chief Financial Officer

                           VARSITY SPIRIT ANNOUNCES
                          EXPANDED DANCE INITIATIVE


New York, N.Y., February 9, 1998, - - Varsity Spirit, a wholly-owned subsidiary of Riddell Sports Inc. (NASDAQ: RIDL) announced that it is expanding its dance business and will collaborate with CS Designs to introduce an expanded line of dance uniforms and costumes to be sold under the Varsity label.

Varsity has a dual approach to broadening its dance business. The new line will include products to be sold by the company's in-house, nationwide sales force to high school and college dance teams and a new line of dance uniforms and costumes for dance recital participants at private studios to be marketed in coordination with Varsity's new venture, Company Dance. Company Dance was developed by Varsity in coordination with Paula Abdul. It commenced operations at the end of last year and runs regional dance conventions and competitions for students from private dance studios. Paula Abdul is the host of Company Dance's national championship to be broadcast from Disney World on ESPN in July 1998.

The arrangement between Varsity and CS Designs brings together the nation's leading marketer of products and services to the school spirit industry and one of the most prominent manufacturers and designers of dance uniforms and costumes. CS Designs has over ten years of manufacturing and design experience and provided the costumes for this year's half-time show at the Super Bowl, the summer Olympics and many NFL and NBA cheerleaders.

Jeff Webb, Varsity's founder and CEO said, "Our new relationship with CS Designs, combined with our recent inauguration of Company Dance is the platform for the company's expanded strategy in the dance market. It's a very large market with participants from high schools, colleges and private dance studios. Through our sales force and Company Dance we plan to expand our marketing of dance uniforms and costumes."

Riddell Sports Inc. provides institutional sporting goods and school spirit products and services to educational and recreational organizations through its national, direct sales force. The Company is the world's leading manufacturer and reconditioner of football protective equipment and the nation's leading manufacturer of uniforms and operator of camps for high school and college cheerleaders and dance teams. The Company's consumer products group markets miniature and full-size helmets for collectors and licenses the Riddell and MacGregor trademarks for use on athletic footwear and leisure apparel.